WESTJET

FOR IMMEDIATE RELEASE

WestJet Finalizes Term Sheet for Two Additional Aircraft

CALGARY, Alberta. January 11, 2007. WestJet today announced that it has finalized a term sheet with Singapore Aircraft Leasing Enterprise (SALE) for two Boeing Next-Generation 737 aircraft to be delivered in 2009. Details of the agreement include two 700-series aircraft scheduled for delivery in July and August 2009.

These aircraft are part of an earlier agreement with SALE that provided WestJet with the ability to secure an additional three 700-series and one 800-series aircraft in 2009. With the addition of these aircraft, the company still has the ability to secure the remaining two aircraft at a later date. Finalization of the transaction is subject to a number of conditions.

"WestJet is pleased to secure two aircraft from SALE in order to continue our expansion plans throughout 2009," said Sean Durfy, President. "Execution of our growth strategy relies on the profitable deployment of seat capacity into our existing and new destinations. Our strong partnership with SALE, which now accounts for 11 of our planned aircraft deliveries, is an important part of this strategy."

WestJet currently has a registered fleet of 63 aircraft, with committed deliveries scheduled for the remainder of 2007 through to 2009. By the end of 2009, WestJet will have a registered fleet of 83 aircraft.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact:
Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com

82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet welcomes Vito Culmone as new Executive Vice-President, Finance and Chief Financial Officer

CALGARY, Alberta. January 22, 2007. WestJet is pleased to announce the appointment of Vito Culmone to the position of Executive Vice-President, Finance and Chief Financial Officer (CFO). Mr. Culmone will join WestJet March 1, 2007, having previously held the position of Vice-President, Commercial Finance with Molson Canada.

"I am very pleased to welcome Vito to the role of Chief Financial Officer," said Clive Beddoe, Chief Executive Officer of WestJet. "He brings over 17 years of key experience in finance and business strategy."

Mr. Culmone obtained his Chartered Accountant designation while at Price Waterhouse and holds a Bachelor of Commerce degree from the University of Toronto. He has worked in a number of business environments, most recently as Vice-President Commercial Finance at Molson Canada. During his 12-year career at Molson Inc., Vito worked both domestically and internationally in various senior leadership roles and has significant experience in negotiating, evaluating and leading strategic investment opportunities for the purpose of creating shareholder value. Vito's previous roles at Molson included Vice-President, Controller and Corporate Finance, Molson Inc. (pre merger with Coors) and Vice-President and CFO of Molson USA, JV.

Sean Durfy, WestJet President commented, "Vito is a dynamic addition to the Executive Team and I look forward to his contributions to our strategic plan. He has the right credentials that will allow us to build on the foundation of our strong financial success."

Vito Culmone commented, "WestJet has been a terrific success story in 10 short years and I am honoured to be joining an already strong team. Not only is the balance sheet healthy, the strategies for growth indicate a bright future."

Mr. Culmone will assume the responsibilities of Executive Vice-President Finance and CFO from acting interim CFOs Janice Paget and Derek Payne, who accepted the role following the retirement of Sandy Campbell in July 2006.

"We were very fortunate to have Janice and Derek, who have been valued contributors to our organization for many years, as interim CFOs; and we thank them for all their dedicated work," said Clive Beddoe.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased

legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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WestJet Contact:

Deborah Knight,
Manager PR & Communications
(403) 589-5852
debknight@westjet.com

Gillian Bentley
Media Relations
(403) 444-2615
gbentley@westjet.com

Website: westjet.com

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